April 19, 2011

VIA EDGAR

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capstone Turbine Corporation
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed June 14, 2010
File No. 001-15957

Dear Mr. Cascio:

Below is the response of Capstone Turbine Corporation (the “Company”) to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated March 22, 2011 regarding the above-referenced Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”).  The Staff’s comments are repeated and underlined below for convenience of reference.

Form 10-K for the fiscal year ended March 31, 2010

Item 8.  Financial Statements

Note 3.  Inventories, page F-15

1.             Comment:             In future filings please provide disclosure about the nature of non-current inventory, including the age of the inventory and the timeframe over which you expect to use the non-current inventory.  Please provide us a sample of proposed revised disclosure.

Response:             As requested by the Staff, the Company will expand its disclosure related to its non-current inventory in future filings.  Provided below is a sample of the Company’s proposed disclosure in the notes to its consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2011.  The following disclosure is based on unaudited preliminary amounts that are subject to change:

The non-current portion of inventories represents that portion of the inventories in excess of amounts expected to be used in the next twelve months. The non-current inventories are primarily comprised of repair parts for older generation products that are still in operation, but are not technologically compatible with current configurations. The weighted average age of the inventories on hand as of March 31, 2011 is 1.55 years. The Company expects to use the non-current portion of the inventories on hand as of March 31, 2011 over the periods presented in the following table:

Expected Period of Use (in months)	Non-current Inventory Balance Expected to be Used (in thousands)

13 to 24 months	$1,084

25 to 36 months	673

37 to 48 months	658

Total	$2,415

Note 9.  Fair Value Measurements, page F-27

2.             Comment:            On page F-28 you disclose that the inputs to determine the fair value of the derivative warrant liability is Level 2 in the fair value hierarchy.  Please tell us how you determined that the derivative warrant valuation is Level 2 as opposed to Level 3 in the fair value hierarchy.  Please note that under FASB ASC 820-10-35-37 the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety.  We also refer you to FASB ASC 820-10-55-22 which states that a Level 3 input would include historical volatility.

Response:             The Company disclosed in the notes to its consolidated financial statements in its Annual Report on Form 10-K for the year ended March 31, 2010 that the inputs to determine the fair value of the derivative warrant liability are Level 2 in the fair value hierarchy because the applied historical volatility of the Company’s stock prices was based on observable inputs. However, in accordance with FASB ASC 820-10-55-22, the Company acknowledges that historical volatility represents a Level 3 input. Therefore, the Company will revise the fair value measurement disclosure in its future filing of the Annual Report on Form 10-K for the year ended March 31, 2011 to state that the inputs to determine the fair value of the derivative warrant liability are Level 3 in the fair value hierarchy. The Company will include the required disclosures pertaining to a Level 3 fair value measurement in accordance with FASB ASC 820-50 for all periods presented.

The Company considered the quantitative and qualitative factors included in SEC Staff Accounting Bulletin Topic 1.M (SAB 99), Materiality, and has determined that this correction of an error is not material to the financial statements.  This error would not have an effect on any amounts in the financial statements.  The previous disclosure included a description of the assumptions used in the valuation, which would not be impacted by the revised disclosure, thus the error would not impact the users’ of the financial statements ability to understand the manner in which the valuation was prepared.  As there is not a substantial likelihood that a reasonable user of the financial statements would be influenced by this disclosure, the Company will include substantially the following disclosure related to a correction of an error in accordance with FASB ASC 250, Accounting Changes and Error Corrections, in its filing of the Form 10-K for the year ended March 31, 2011:

In the notes to its consolidated financial statements for the year ended March 31, 2010, the Company classified the inputs to determine the fair value of the warrant liability as Level 2 in the fair value hierarchy; however, the Company has reclassified such warrant liability as Level 3 for all periods presented because the Company’s fair value determination was made using significant unobservable inputs.

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or the Staff have any questions or comments regarding the Company’s response, please contact the undersigned at (818) 734-5300 or the Company’s legal counsel, J. Chase Cole at (615) 850-8476.

Very truly yours,

Capstone Turbine Corporation

By:	/s/ Edward I. Reich
Edward I. Reich
Executive Vice President and
Chief Financial Officer

cc:                                 J. Chase Cole